FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of September 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference herein is the Registrant’s notice of meeting and proxy statement for the special general meeting of shareholders to be held on October 19, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: September 7, 2006

B.O.S. Better Online Solutions Ltd.
Beit Rabin
Teradyon Industrial Zone
Misgav, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 19, 2006

To our Shareholders:

        You are invited to attend a Special General Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held in Israel at the offices of Amit, Pollak, Matalon & Co., NYP Tower, 19th floor, 17 Yitzhak Sadeh Street, Tel-Aviv, Israel, on October 19, 2006 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purpose (as well as to transact such other business as may properly come before the Meeting or any adjournments thereof):

1.	To approve the raise of equity by the Company, by way of a public offering in Israel, and to authorize the Company’s Board of Directors to negotiate and finalize its terms.

2.	To approve, as an alternative to the public offering, at management’s discretion, the raise of equity by the Company, by way of a private placement and to authorize the Company’s Board of Directors to negotiate and finalize its terms.

        Pursuant to the Company’s Articles of Association, the Board of Directors has fixed the close of business on September 12, 2006 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

        The proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. Additionally, they must also meet certain other conditions for passage, as detailed in the proxy statement. The votes of all shareholders voting on the matter will be counted.

        The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting. The Company’s Proxy Statement is furnished herewith.

        Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Edouard Cukierman Chairman of the Board of Directors	Adiv Baruch President and Chief Executive Officer

September, 2006

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY’S CORPORATE OFFICE NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.
Beit Rabin
Teradyon Industrial Zone
Misgav, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 19, 2006

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation by the Board of Directors for use at the Special General Meeting of Shareholders of the Company to be held in Israel at the offices of Amit, Pollak, Matalon & Co., NYP Tower, 19th floor, 17 Yitzhak Sadeh Street, Tel-Aviv, Israel, on October 19, 2006 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). At the Meeting, shareholders of the Company will be asked, to vote upon the following matters (as well as any such other business as may properly come before the Meeting or any adjournments thereof):

1.	To approve the raise of equity by the Company, by way of a public offering in Israel, and to authorize the Company’s Board of Directors to negotiate and finalize its terms.

2.	To approve, as an alternative to the public offering, at management’s discretion, the raise of equity by the Company, by way of a private placement and to authorize the Company’s Board of Directors to negotiate and finalize its terms.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is c/o American Stock Transfer & Trust Company, 59 Maiden Lane – Plaza Entrance, New York, New York 10038, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about September 13, 2006. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 12, 2006 are entitled to notice of and to vote at the Meeting. The Company had 6,717,002 Ordinary Shares issued and outstanding on September 1, 2006, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33 1/3% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. The proposals are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. Additionally, they must also meet certain other conditions for passage, as detailed below. The votes of all shareholders voting on the matter will be counted.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of September 1, 2006, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares and as to all directors and officers of the Company as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 6,717,002 shares outstanding as of September 1, 2006.

	Shares Beneficially Owned
Name and Address	Number		Percent

Catalyst Fund, LP
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel	1,292,275	(1)	19.2%

Touareg Consulting Ltd.
Omar Hodge Building, Wickhams Cay 1
Road Town, Tartola, British Virgin Islands	541,150		8.1%

Jacob and Sara Neuhof (2)
5 Yitzhak Berger Street,
Rishon Letzion 75260, Israel	450,135		6.7%

Officers and directors as a group (3)	195,361		2.9%

(1) Does not include 207,000 warrants to purchase Ordinary Shares of the Company.

(2) Jacob Neuhof holds 225,861 ordinary shares and his spouse, Sara Neuhof, holds 224,274 ordinary shares. As they are husband and wife, each is deemed to indirectly hold the shares of the other, however, each disclaims beneficial ownership of these shares.

(3) Does not include 859,758 options to purchase Ordinary Shares of the Company granted and currently held by Officers and/or Directors of the Company. Does not include 65,217 options of Brada Investments Limited, a shareholder of the Company owned by a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries.

II.	RESOLUTIONS

1.	PUBLIC OFFERING IN ISRAEL

        The Audit Committee and the Board of Directors have approved, subject to shareholder approval, a public offering in Israel, in order to raise equity by the Company.

        The amount to be raised shall be no less than $3,000,000 and no more than $5,000,000, by way of a public offering in Israel of the Company’s Ordinary Shares NIS 4.00 nominal value each, and of warrants to purchase a number of Ordinary Shares amounting to up to 70% of the number of Ordinary Shares offered (i.e. 70% warrant coverage), with a warrant exercise price above Market Price (as defined below) (the “Offering”). The Ordinary Shares’ offering price shall be no less than the average trading price of the Company’s Ordinary Shares on the Nasdaq Global Market during the 20 trading days prior to issuance (the “Market Price”).

        The Catalyst Fund, LP (“Catalyst”), the Company’s largest shareholder, has indicated that it intends to participate in the institutional investors tender, prior to the Offering to the public, and will thus be granted a commitment commission commensurate with the commission granted to the other institutional investors participating in the Offering (the “Commitment Fees”). Catalyst has not yet determined its exact commitment.

        Cukierman & Co. Investment House Ltd., a company (indirectly) controlled by Mr. Edouard Cukierman, the Company’s Chairman of the Board, and the Chief Executive Officer of the general managing partner of Catalyst, shall be granted placement fees, together with the underwriters, as part of the underwriting agreement that the Company shall enter before the Offering (the “Placement Fees”).

        The Commitment Fees and the Placement Fees shall not exceed 7% of the Offering proceeds.

        The net proceeds from the offering will be used to strengthen the Company’s balance sheet and for general corporate purposes.

        According to the Israeli Companies Law, 1999, (the “Companies Law”) in order to approve a transaction of the Company with a Controlling Shareholder (as defined in the Companies Law) or in which a Controlling Shareholder has a personal interest, the approval of the audit committee, the Board of Directors and the Shareholders is required. At the shareholders’ meeting, the affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required in order to approve the transaction, including at least one-third of the shares voted at the meeting by shareholders who do not have a personal interest in the transaction (unless the total shares of the shareholders who do not have a personal interest, voted against the transaction, do not represent more than one percent of the voting rights in the Company). For this purpose, abstentions shall not be counted as votes of shareholders not having a personal interest in the transaction.

        As Catalyst may be deemed to be a Controlling Shareholder as defined in the Companies Law, having a personal interest in this proposed resolution, as detailed above, and as the transaction may result in Catalyst holding more than 25% of the voting rights of the Company and thus undoubtly become a Controlling Shareholder as defined in the Companies Law, then for the avoidance of doubt the transaction is being brought before the shareholders for approval.

        At the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors – excluding Mr. Edouard Cukierman and Mr. Avishai Glück, who are both executive officers of Catalyst and did not participate in the decision), be adopted:

“RESOLVED, to approve the public offering in Israel, under the abovementioned terms and conditions, as recommended by the Board of Directors, and to authorize the Board of Directors to negotiate and finalize its terms.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

2.	PRIVATE PLACEMENT

        The Audit Committee and the Board of Directors have also resolved, alternatively, at management’s discretion, and subject to shareholder approval, to approve the raise by the Company of equity in the amount of no less than $3,000,000 and no more than $5,000,000 by way of a private placement of Ordinary Shares and warrants to take place and close no later than December 31, 2006, in accordance with the terms set forth under the second paragraph of Proposal 1 above, and to further approve (i) the participation of Catalyst in such private placement; (ii) the payment of fees to Cukierman & Co. Investment House (“CIH”) in connection with such private placement, pursuant to Company’s Services Agreement with CIH; and (iii) the undertaking by the Company to file a registration statement of Form F-3 covering the resale of the securities to be issued in the private placement.

        Due to the personal interest of Catalyst in such a private placement, and for the reasons stated above under Proposal 1, the affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required in order to approve the private placement, including at least one-third of the shares voted at the meeting by shareholders who do not have a personal interest in the transaction (unless the total shares of the shareholders who do not have a personal interest, voted against the transaction, do not represent more than one percent of the voting rights in the Company). For this purpose, abstentions shall not be counted as votes of shareholders not having a personal interest in the transaction.

        At the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors – excluding Mr. Edouard Cukierman and Mr. Avishai Glück, who are both executive officers of Catalyst and did not participate in the decision), be adopted:

“RESOLVED, to approve, as an alternative to the public offering, at management’s discretion, the raise of equity by the Company by way of a private placement, under the abovementioned terms and conditions, as recommended by the Board of Directors, and to authorize the Board of Directors to negotiate and finalize its terms.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

By Order of the Board of Directors,

Edouard Cukierman Chairman of the Board of Directors	Adiv Baruch President and Chief Executive Officer

September, 2006